UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2015

Nortek, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**001-34697**	**05-0314991**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

500 Exchange Street,

Providence, Rhode Island 02903-2360
(Address of principal executive offices, including zip code)

401-751-1600
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

After 38 years of highly valued service to Nortek, Inc., Almon C. Hall announced on May 18, 2015, that he intends to retire from the Company at the end of the year and will resign from his position as Senior Vice President and Chief Financial Officer of the Company at the end of this year or at such earlier time as his replacement is in place. Accordingly, Mr. Hall and the Company entered into a mutual Transition Employment and Separation Agreement (the "Agreement") for Mr. Hall's continued service as our Chief Financial Officer or to provide advisory and other services, as applicable, through December 31, 2015 (the "Separation Date").

Mr. Hall's current compensation, benefits, standard reimbursements and perquisites continue through December 31, 2015, and he remains eligible for an annual bonus if the Company meets the performance goals stated in the cash incentive plan. Pursuant to the Agreement, Mr. Hall also remains eligible for vesting of outstanding equity awards through March 30, 2016 and for health care continuation through 2017. Mr. Hall will receive an amount equal two years' base salary and two times his 2003 bonus, which is what Mr. Hall would have received under Section 4(a) of his existing Employment Agreement had he been terminated by us. Such amounts will be paid in equal installments during the two year period following the Separation Date. Mr. Hall will also continue to participate in the Company's accident, disability and life insurance plans at the same levels he has today for two years following the Separation Date

As part of the Agreement, and subject to certain conditions, Mr. Hall agreed to a release of claims against the Company and to certain non-compete provisions.

The foregoing summary is qualified by the complete text of the Agreement which is filed hereto as Exhibit 10.1 and incorporated by reference herein.

(d) Exhibits

Exhibit Number	Description
10.1	Transition Employment and Separation Agreement, dated as of May 18, 2015 between Nortek, Inc. and Almon C. Hall.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.

By: /s/ Kevin W. Donnelly
    Name: Kevin W. Donnelly
    Title: Senior Vice President, General Counsel and Secretary

Date: May 21, 2015

EXHIBIT INDEX

Exhibit Number	Description
10.1	Transition Employment and Separation Agreement, dated as of May 18, 2015 between Nortek, Inc. and Almon C. Hall.
99.1	Press Release dated May 21, 2015.